September 30, 2024

Ariel Emanuel
Chief Executive Officer
Endeavor Group Holdings, Inc.
9601 Wilshire Boulevard, 3rd Floor
Beverly Hills, CA 90210

       Re: Endeavor Group Holdings, Inc.
           Schedule 13E-3/A filed September 23, 2024
           File No. 005-92530
           Revised Preliminary Information Statement on Schedule 14C filed September
           23, 2024
           File No. 001-40373
Dear Ariel Emanuel:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in the revised preliminary information statement, unless otherwise indicated.

Revised Preliminary Information Statement and Schedule 13E-3/A, each filed September 23,
2024
Recommendation of the Executive Committee; Reasons for the Mergers, page 62

1. We note your response to prior comment 16, the disclosure in the third bullet on page 68, and similar disclosure on pages 63 and 102. With a view towards clarified disclosure, please explain to us the basis for your statement that "the Transactions, if recommended by the Special Committee and subsequently approved by the Executive Committee, would be approved by a majority of the directors of the Company who are not employees of the
       Company or any of its subsidiaries." In this regard, we note that the definition of
       "Independent Directors" on page 50 consists of Mmes. Reses and Burns and thus appears
 September 30, 2024
Page 2

        to exclude Ms. Weaver, another non-employee director. If you are counting Messrs.
        Durban and Evans among the majority of the non-employee directors who have approved the Transactions, then please balance your disclosure here and elsewhere where you discuss approval by a majority of directors who are not employees of the Company to address the fact that Messrs. Durban and Evans are affiliates of Silver Lake. Alternatively, please revise to clarify whether Ms. Weaver served as a member of the Special
        Committee.
2. We note your revised disclosure on page 64 and reissue prior comment 16 in part. Please provide the disclosure described in clause (vi) of Instruction 2 to
Item 1014 of Regulation
        M-A.
Debt Financing, page 95

3. Refer to the disclosure provided in response to prior comment 23. The second bullet on page 96 appears to be incomplete. Please revise.
Summary Financial Information, page 172

4. We note your revised disclosure that incorporates information by reference to the Current
        Report on Form 8-K filed on September 20, 2024. Please tell us why you did not revise
        Item 13 to your Schedule 13E-3 to incorporate information by reference to that same
        Form 8-K, or revise your Schedule 13E-3 accordingly.
Item 7. Purposes, Alternatives, Reasons and Effects, page 10

5. We note your response to prior comment 4 and reissue it in part. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A with respect to
        Messrs. Emanuel and Whitesell.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Brian Soares at 202-551-3690 or Perry Hindin at 202-551-
3444.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions